Exhibit 4.36

Power of Attorney

THIS POWER OF ATTORNEY (hereinafter, the “Power of Attorney”) is executed by Weijie MA (ID card No.:     ) as of December 31, 2013 and issued to Xin ZHOU (ID card No.:     ) (hereinafter, the “Entrusted Person”).

I, Weijie MA, hereby entrust the Entrusted Person with full representative power to exercise the following rights owned by me in the capacity of a shareholder of Shanghai Kushuo Information Technology Co., Ltd. (hereinafter, the “Company”) on my behalf:

(1)                     As my representative, to propose to convene and attend Shareholders’ meetings of the Company according to the articles of association of the Company;;

(2)                     As my representative, to exercise voting rights on all matters requiring discussion or resolutions of the Shareholders’ meetings of the Company, including without limitation, the appointment and election of the Company’s directors and other officers to be appointed and removed by the Shareholders;;

(3)                     As my representative, to exercise other voting rights of a shareholder as specified in the articles of association of the Company (including any other shareholder voting rights as specified in the amended articles of association).

I hereby irrevocably confirm that this Power of Attorney shall continue to be valid until the Shareholder Voting Right Proxy Agreement executed by and between Shanghai Yifang Software Co., Ltd. (hereinafter, the “WFOE”), the Company and the Shareholders of the Company as of December 31, 2013 expires or is early terminated, unless the WFOE gives me a direction to replace the Entrusted Person.

Authorization is hereby made.

Name: Weijie MA

Signature:	/s/ Weijie Ma

Date: December 31, 2013